April 9, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR MAY 2007

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable May 15th, 2007 will be $0.25 per Trust Unit.  The ex-distribution date is April 18th, 2007 and the record date is April 20th, 2007.

Using a Canadian to U.S. dollar exchange rate of 0.85, the distribution amount is approximately US$0.21 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

Unitholders and other interested parties are also reminded that the PrimeWest Annual General Meeting will be held on Thursday, May 3, 2007 at 10:30 a.m. local time in the Strand/Tivoli Meeting Room at the Metropolitan Conference Centre in Calgary, Alberta.  For the live webcast and/or replay, interested users of the internet are invited to go to www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1790800 or the French version at www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1790800 or access the webcast at the PrimeWest website, www.primewestenergy.com.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825